SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO

                          Tender Offer Statement under
       Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

                                 Amendment No. 4

                          COINMACH LAUNDRY CORPORATION
                       (Name of Subject Company (Issuer))


                      CLC ACQUISITION CORPORATION (Offeror)
                          GTCR FUND VII, L.P. (Offeror)
                             GTCR-CLC, LLC (Offeror)
                            BRUCE V. RAUNER (Offeror)
                  GOLDER, THOMA, CRESSEY, RAUNER FUND IV, L.P.
                               STEPHEN R. KERRIGAN
                                 MITCHELL BLATT
                                 ROBERT M. DOYLE
                                MICHAEL E. STANKY
                                JAMES N. CHAPMAN
                            (Names of Filing Persons)


                 Class A Common Stock, par value $.01 per share
                 Class B Common Stock, par value $.01 per share
                         (Title of Class of Securities)


                                    19259L101
                      (CUSIP Number of Class of Securities)

                                 Bruce V. Rauner
                     President - CLC Acquisition Corporation
                    6100 Sears Tower, Chicago, Illinois 60606
                                 (312) 382-2200
                 (Name, address, and telephone number of person
               authorized to receive notices and communications on
                            behalf of filing persons)

                                   COPIES TO:

        Ronald S. Brody, Esq.                          Stephen L. Ritchie, Esq.
        Mayer, Brown & Platt                               Kirkland & Ellis
            1675 Broadway                                   200 E. Randolph
    New York, New York 10019-5820                       Chicago, Illinois 60601
           (212) 506-2500                                   (312) 861-2000

                            Calculation of Filing Fee
================================================================================
      Transaction Value*                                 Amount of Filing Fee
--------------------------------------------------------------------------------
         $178,437,916                                           $35,688
================================================================================

* Estimated for the purpose of calculating the filing fee only. This amount assumes the purchase of all outstanding shares of Class A and Class B Common Stock, each par value $.01 per share, of Coinmach Laundry Corporation at $14.25 per share. The number of shares used in this calculation consists of (i) 13,178,947 shares issued and outstanding as of May 25, 2000, less shares subject to a rollover agreement which will not be purchased in the offer. The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, equals 1/50th of 1% of the value of the shares to be purchased.

[_]  Check  the  box if any  part  of the  fee is  offset  as  provided  by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously                        Form or
       Paid:           Not applicable         Registration No.:   Not applicable

     Filing Party:   Not applicable           Date Filed:   Not applicable

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]  third-party tender offer subject to Rule 14d-1.

[_]  issuer tender offer subject to Rule 13e-4.

[X]  going-private transaction subject to Rule 13e-3.

[X]  amendment to Schedule 13D under Rule 13d-2.

This Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule TO filed by CLC Acquisition Corporation, a Delaware corporation ("Purchaser"), with the Securities and Exchange Commission (the "SEC") on May 26, 2000, as amended by Amendment No. 1 filed with the SEC on June 27, 2000, Amendment No. 2 filed with the SEC on June 30, 2000 and Amendment No. 3 filed with the SEC on July 5, 2000 (as amended, the "Schedule TO"). The Schedule TO relates to a tender offer by Purchaser to purchase all outstanding shares of class A common stock, par value $.01 per share, and class B common stock, par value $.01 per share, of Coinmach Laundry Corporation, a Delaware corporation (the "Company"), for a purchase price of $14.25 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 26, 2000 and in the related Letter of Transmittal.

This Amendment amends and supplements the Statement on Schedule 13D with respect to Coinmach Laundry Corporation filed by Golder, Thoma, Cressey, Rauner Fund IV, L.P., GTCR Fund VII, L.P., GTCR-CLC, LLC, Stephen R. Kerrigan, Mitchell Blatt, Robert M. Doyle, Michael E. Stanky and James N. Chapman with the Securities and Exchange Commission on May 26, 2000, as amended by Amendment No. 2 filed with the SEC on June 30, 2000 and Amendment No. 3 filed with the SEC on July 5, 2000.



ITEM 1

         Item 1 of the Schedule TO is hereby amended and supplemented to include the following information:

         "The subsequent offering period terminated at 5:00 p.m., Eastern Daylight Savings Time ("EDST"), on Friday July 7, 2000. As of the time the subsequent offering period expired, 12,420,567 shares of the Company Common Stock had been tendered into the Offer and the subsequent offering period and not withdrawn (excluding 242,778 shares tendered pursuant to notices of guaranteed delivery that ultimately were not satisfied). These shares, together with certain shares contributed to Purchaser by certain members of the Company's management and Golder, Thoma, Cressey, Rauner Fund IV, L.P., represent over 99% of the issued and outstanding shares of the Company Common Stock. Purchaser has accepted all properly tendered shares for prompt payment."


ITEMS 4 AND 11

         Items 4 and 11 of the Schedule TO are hereby amended and supplemented to include the following information:

         "(e) The subsequent offering period terminated at 5:00 p.m., Eastern Daylight Savings Time ("EDST"), on Friday July 7, 2000. As of the time the subsequent offering period expired, 12,420,567 shares of the Company Common Stock had been tendered into the Offer and the subsequent offering period and not withdrawn (excluding 242,778 shares tendered pursuant to notices of guaranteed delivery that ultimately were not satisfied). These shares, together with certain shares contributed to Purchaser by certain members of the Company's management and Golder, Thoma, Cressey, Rauner Fund IV, L.P., represent over 99% of the issued and outstanding shares of the Company Common Stock. Purchaser has accepted all properly tendered shares for prompt payment."


ITEM 12. EXHIBITS

         Item 12 of the Schedule TO is hereby amended and supplemented to include the following information:

(a)(8) Text of Press  Release  issued by the Company and  Purchaser  on July 10,
2000.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 10, 2000


SCHEDULE TO/13E-3               CLC ACQUISITION CORPORATION

                                By:      \x\ Vincent J. Hemmer
                                       ---------------------------------------
                                Name:    Vincent J. Hemmer
                                Title:   Vice President

                                COINMACH LAUNDRY CORPORATION

                                By:      \x\ Mitchell Blatt
                                       ---------------------------------------
                                Name:    Mitchell Blatt
                                Title:   President


                                GTCR FUND VII, L.P.

                                By:      GTCR Partners VII, L.P., its
                                         General Partner


                                By:      GTCR Golder, Rauner L.L.C.,
                                         its General Partner

                                By:     \x\ Bruce V. Rauner
                                    ------------------------------------------
                                Name:   Bruce V. Rauner
                                Title:  Principal


                                GTCR-CLC, LLC

                                By:      Golder, Thoma, Cressey, Rauner Fund
                                         IV, L.P., its Managing Member

                                By:      GTCR IV, L.P., its General Partner

                                By: Golder, Thoma, Cressey, Rauner, Inc., its General Partner

                                By:    \x\ Bruce V. Rauner
                                   -------------------------------------------
                                Name:   Bruce V. Rauner
                                Title:  Principal

                                       \x\ Bruce V. Rauner
                                ----------------------------------------------
                                Bruce V. Rauner

SCHEDULE 13E-3/13D              GOLDER, THOMA, CRESSEY, RAUNER
                                FUND IV, L.P.

                                By:      GTCR IV, L.P., its General Partner

                                By: Golder, Thoma, Cressey, Rauner, Inc., its General Partner

                                By:     \x\ Bruce V. Rauner
                                   -------------------------------------------
                                Name:   Bruce V. Rauner
                                Title:  Principal


                                        \x\ Stephen R. Kerrigan
                                ----------------------------------------------
                                Stephen R. Kerrigan


                                        \x\ Mitchell Blatt
                                ----------------------------------------------
                                 Mitchell Blatt


                                        \x\ Robert M. Doyle
                                ----------------------------------------------
                                Robert M. Doyle


                                        \x\ Michael E. Stanky
                                ----------------------------------------------
                                Michael E. Stanky


                                        \x\ James N. Chapman
                                ----------------------------------------------
                                James N. Chapman

                                                                  Exhibit (a)(8)

FOR IMMEDIATE RELEASE
---------------------


CONTACT:
-------

CLC Acquisition Corporation
Stephen R. Kerrigan: (704) 375-1947



                           CLC ACQUISITION CORPORATION
                           COMPLETES TENDER OFFER FOR
                          COINMACH LAUNDRY CORPORATION

NEW YORK, July 10, 2000 -- CLC Acquisition Corporation today announced the expiration of the subsequent offering period for its $14.25 per share cash tender offer for all outstanding shares of common stock of Coinmach Laundry Corporation (Nasdaq: WDRY). The subsequent offering period commenced on July 5, 2000 and expired Friday, July 7, 2000 at 5:00 p.m. Eastern Daylight Savings Time ("EDST"). 12,420,567 shares were tendered into the offer and the subsequent offering period and not withdrawn (excluding 242,778 shares tendered pursuant to notices of guaranteed delivery that were not ultimately satisfied). These shares, together with certain shares contributed to CLC Acquisition Corporation by certain members of Coinmach's management and Golder, Thoma, Cressey, Rauner Fund IV, L.P., represent over 99% of the outstanding shares of Coinmach Laundry Corporation common stock. CLC Acquisition Corporation has accepted all shares properly tendered for prompt payment.

         As soon as practicable, CLC Acquisition Corporation intends to merge itself with and into Coinmach Laundry Corporation, with Coinmach as the surviving entity. Each share of Coinmach common stock not acquired pursuant to the tender offer will be converted in the merger into the right to receive $14.25 in cash, without interest. Following the merger, Coinmach intends to delist its common stock from the Nasdaq national market and cause the registration of its common stock under the Securities Exchange Act of 1934, as amended, to be terminated.


                                       ###